SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

DDi Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

233162502

(CUSIP Number)

Lloyd I. Miller, III

222 Lakeview Avenue

Suite 160-365

West Palm Beach

Florida 33401

(Tel.) (561) 832-3490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 4 pages

[1]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A4

CUSIP No. 233162502	Page 2 of 4

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,249
	8	SHARED VOTING POWER 27,113
	9	SOLE DISPOSITIVE POWER 3,905,249
	10	SHARED DISPOSITIVE POWER 27,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,932,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON* IN-IA-OO

SCHEDULE 13D/A4

This constitutes Amendment No. 4 to the statement on Schedule 13D (the “Amendment No. 4”) filed on behalf of Lloyd I. Miller III (“Miller” or the “Reporting Person”), dated and filed March 4, 2010 (the “Statement”), relating to the common stock, $0.001 par value per share, of DDi Corp. (the “Company”). The Company’s principal executive offices are located at 1220 N. Simon Circle, Anaheim, California 92806. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3, Trust A-4, Trust C (collectively “the Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $84,474.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $10,475,818.95. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $141,409.80. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $98,501.53.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $7,412,476.95.

All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was approximately $1,194,633.06.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as manager of Milfam LLC, which is the manager of the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the Shares purchased by AMIL was approximately $14,277.20.

Pursuant to an Irrevocable Trust Agreement (“MILGRAT I (H7)”), dated as of March 25, 2010, Mr. Miller was named as the trustee of MILGRAT I (H7). All of the Shares Mr. Miller is deemed to beneficially own as trustee of MILGRAT I(H7) were contributed to MILGRAT I (H7) by its grantor, Catherine C. Miller.

Mr. Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Mr. Miller’s children (“KSMTR”). As investment counsel, Mr. Miller may exercise sole rights to vote and dispose of the Shares held by KSMTR. The purchase price for the Shares held by KSMTR was approximately $56,601.20.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, Mr. Miller was elected to the Company’s Board of Directors on March 10, 2011.

This Amendment 4 is being to filed to disclose that, on April 3, 2011, Mr. Miller entered into that certain Voting Agreement, dated April 3, 2012 (the “Voting Agreement”), between Mr. Miller and Viasystems Group, Inc. Pursuant to the Voting Agreement, Mr. Miller shall not (i) transfer any of the Subject Shares (as defined in the Voting Agreement) beneficially owned by Mr. Miller unless such transfer constitutes a permitted transfer under the Voting Agreement, (ii) grant or agree to grant any proxy or power-of-attorney with respect to any Subject Shares or (iii) otherwise permit any liens to be created on any Subject Shares. For purposes of the Voting Agreement, the 27,311 shares held by Trust D or any shares acquired hereafter by Trust D, are excluded from the terms of the Voting Agreement and do not constitute “Subject Shares”.

The Voting Agreement also provides that Mr. Miller shall, during the Agreement Period (as defined in the Voting Agreement), vote the Subject Shares beneficially owned by Mr. Miller in favor of adoption of the merger agreement and all such related matters. Further, Mr. Miller shall not consent to any agreement related to any Acquisition Proposal (as defined in the Voting Agreement) or liquidation, dissolution, recapitalization, extraordinary dividend or other corporate reorganization of the Company. This description of the Voting Agreement is qualified in its entirety by the Voting Agreement filed as Exhibit 99.1 to this Amendment No. 4, which is incorporated herein by reference.

Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller beneficially owns 3,932,362 Shares, which is equal to approximately 19.2% of the 20,491,649 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 20,491,649 outstanding Shares is calculated as follows: (i) 20,476,349 outstanding Shares, as reported in the Company’s 10K filed on February 17, 2012, plus (ii) 15,300 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable options Mr. Miller beneficially owns.

As of the date hereof, 24,700 of the Shares beneficially owned by Mr. Miller are owned of record by Trust A-3, 2,001,160 of the Shares beneficially owned by Mr. Miller are owned of record by Trust A-4, 32,508 of the Shares beneficially owned by Mr. Miller are owned of record by Trust C, 27,113 of the Shares beneficially owned by Mr. Miller are owned of record by Trust D, 1,467,977 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam II, 274,871 of the Shares beneficially owned by Mr. Miller are owned of record by Mr. Miller directly (including options to purchase 15,300 Shares), 3,729 of the Shares beneficially owned by Mr. Miller are owned of record by AMIL, 14,794 of the Shares beneficially owned by Mr. Miller are owned of record by KSMTR, and 85,510 of the Shares beneficially owned by Mr. Miller are owned of record by MILGRAT I (H7).

(b) Mr. Miller has or may be deemed to have shared voting and dispositive power for Shares held of record by Trust D. Mr. Miller has or may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-3, Trust A-4, Trust C, Milfam II, AMIL, KSMTR, MILGRAT I (H7) and Mr. Miller directly.

(c) Not applicable.

(d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits:

Exhibit 99.1	Voting Agreement (Filed as Exhibit Number 99.1 to the 8-K, filed by the Reporting Person with the Securities and Exchange Commission on April 4, 2012 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2012

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III